UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42606

CONCORDE INTERNATIONAL GROUP LTD

(Exact Name of Registrant as Specified in Its Charter)

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Concorde International Group Announces Dentris See as CEO of YOOV Group to Lead Next Phase of Growth

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONCORDE INTERNATIONAL GROUP LTD.
Date: November 10, 2026

	By:	/s/ Swee Kheng Chua
	Name:	Swee Kheng Chua
	Title:	Chief Executive Officer and Chairman

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